

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response 12.00

SEC FILE NUMBER
8-53238

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/06 (MM/DD/YY) AND ENDING 04/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eide Bailly Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5601 Green Valley Drive Suite 700

Bloomington	MN	55437
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fox (952) 918-3510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blanske Peter Kronlage & Zoch, P.A.
(Name *if individual, state last, first, middle name)*

7500 Olson Memorial Highway Suite 200	Minneapolis	MN	55427
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered hi the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 1 7a-5(eft2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

OATH OR AFFIRMATION

I, John E. Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eide Bailly Securities LLC as of April 30, 2007 are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John E Fox
Signature

CFO
Title



KATHRYN K. BARTH
Notary Public-Minnesota
My Commission Expires Jan 31, 2008

Kathryn K Barth 6/27/07
Notary Public

This report contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule *15c3-3*.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule *15c3-3*.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EIDE BAILLY SECURITIES LLC

FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006

EIDE BAILLY SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2007 AND 2006

Table of Contents

BLANSKI PETER KRONLAGE & ZOCH, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Going beyond what MUST be done...to what CAN be done.®

BPK&Z

The Board of Directors
Eide Bailly Securities LLC
Bloomington, Minnesota

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of **Eide Bailly Securities LLC** (a limited liability company) as of April 30, 2007 and 2006 and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Eide Bailly Securities LLC** as of April 30, 2007 and 2006 and the results of operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blanski Peter Kronlage & Zoch, PA

June 27, 2007

7500 Olson Memorial Hwy, Ste 200, Minneapolis, MN 55427
Telephone: 763-546-6211, Fax: 763-546-2048, Website: www.bpkz.com, Email: cpa@bpkz.com

EIDE BAILLY SECURITIES LLC
BALANCE SHEETS
APRIL 30, 2007 AND 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 30,878	$ 29,582
Receivable from broker	41,844	36,078
Prepaid expenses	341	-
Total current assets	73,063	65,660
	$ 73,063	$ 65,660
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$ 435	$ 308
Account payable - related party	20,540	8,555
Total current liabilities	20,975	8,863
MEMBER'S EQUITY		
Member's paid-in capital	15,000	15,000
Member's undistributed earnings	37,088	41,797
	52,088	56,797
	$ 73,063	$ 65,660

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENTS OF OPERATIONS
YEARS ENDED APRIL 30, 2007 AND 2006

	2007	2006
INCOME		
Commission income	$ 265,646	$ 229,182
Miscellaneous income	35,000	-
	300,646	229,182
EXPENSES		
Licensing and registration	7,088	255
Professional fees	2,930	2,905
Other overhead	104,837	102,395
	114,855	105,555
NET INCOME	$ 185,791	$ 123,627

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED APRIL 30, 2007 AND 2006

	Member's Paid-in Capital	Member's Undistributed Earnings	Total
BALANCE, APRIL 30, 2005	$ 15,000	$ 18,170	$ 33,170
Net income	-	123,627	123,627
Distribution of earnings to member	-	(100,000)	(100,000)
BALANCE, APRIL 30, 2006	15,000	41,797	56,797
Net income	-	185,791	185,791
Distribution of earnings to member	-	(190,500)	(190,500)
BALANCE, APRIL 30, 2007	**$ 15,000**	**$ 37,088**	**$ 52,088**

See Notes to Financial Statements

EIDE BAILLY SECURITIES LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED APRIL 30, 2007 AND 2006

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2007	2006
OPERATING ACTIVITIES		
Net income	$ 185,791	$ 123,627
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities		
Change in receivable from broker dealer	(5,766)	(14,157)
Change in prepaid expenses	(341)	-
Change in accounts payable	127	308
Change in payable to related party	11,985	(11,445)
NET CASH PROVIDED BY OPERATING ACTIVITIES	191,796	98,333
INVESTING ACTIVITIES	-	-
FINANCING ACTIVITIES		
Distribution of earnings to member	(190,500)	(100,000)
NET CASH USED IN FINANCING ACTIVITIES	(190,500)	(100,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,296	(1,667)
CASH AND CASH EQUIVALENTS, BEGINNING	29,582	31,249
CASH AND CASH EQUIVALENTS, ENDING	$ 30,878	$ 29,582

See Notes to Financial Statements

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Eide Bailly Securities LLC (EBS) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). EBS is a registered broker-dealer in the state of South Dakota and is a wholly-owned subsidiary of Eide Bailly Financial Services, LLC.

The majority of EBS commission revenue is earned from a broker-dealer, which executes securities transactions including the sale of oil and gas interests, mutual fund investments and transfers on behalf of customers and also includes regulated life insurance products, such as variable annuity contracts and variable life insurance policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
EBS includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Commissions Receivable
Receivable from broker represents accruals for commission amounts due from one broker-dealer. It is the EBS' policy to use the reserve method to write off uncollectible accounts. Amounts not paid within 30 days are considered past due. There were no amounts over 90 days past due as of April 30, 2007 and 2006. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at April 30, 2007 and 2006.

Revenue Recognition
Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue for life insurance policies are recorded when the insurance company approves the policy.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
EBS is organized as a limited liability corporation, wherein the members of EBS are taxed on their proportionate share of income, and no provision for income taxes is reflected in these financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

EBS, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, EBS is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At April 30, 2007, EBS had net capital, as computed under the rule, of $9,903 and its ratio of aggregate indebtedness to net capital was 2.12 to 1.

(continued on next page)

NOTE 4 - RELATED PARTIES

EBS has a single member owner, Eide Bailly Financial Services, LLC (EBFS) which is a holding company for various financial service entities. All indirect operating expenses of EBFS' related entities are paid for by EBFS including all compensation and related employee costs of financial services representatives. Direct expenses incurred and paid by EBS and EBFS through the Affiliate Expense Agreement between EBS and EBFS and certain expenses incurred by EBFS that are beneficial to the operations of EBS are allocated to and reimbursed by EBS and are recognized in the financial statements of EBS. As of April 30, 2007 and 2006, EBS owed $20,540 and $8,555, respectively, to EBFS for these expenses, which is recorded as a liability.

EIDE BAILLY SECURITIES LLC

SUPPLEMENTARY INFORMATION

EIDE BAILLY SECURITIES LLC

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2007

NET CAPITAL		
MEMBER'S EQUITY	$	52,088
DEDUCTIONS:		
Nonallowable assets:		
Accounts receivable from broker		41,844
Prepaid expenses		341
NET CAPITAL	$	9,903
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi) (The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
AGGREGATE INDEBTEDNESS	$	20,975
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.12 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of April 30, 2007)

Net capital, as reported in company's Part IIA (unaudited) FOCUS report	$	9,903
Net audit adjustments to financial statements		-
Net capital per above	$	9,903

EIDE BAILLY SECURITIES LLC

Schedule II

RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2007

EBS operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

EIDE BAILLY SECURITIES LLC

Schedule III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2007

EBS is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

END